UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Midwest Holding Inc.

(Name of Issuer)

Voting Common Stock, par value $0.001 per share

(Title of Class of Securities)

59833J206

(CUSIP Number)

Michael W. Minnich

2900 South 70th Street, Suite 400

Lincoln, Nebraska 68506

(402) 817-5701

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59833J206

1	Names of reporting persons Michael W. Minnich
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF and PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 454,745(1)
	8	Shared voting power: 76,040
	9	Sole dispositive power: 454,745(1)
	10	Shared dispositive power: 0

11	Aggregate amount beneficially owned by each reporting person 530,785
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
13	Percent of class represented by amount in Row 11 14.2% (2)
14	Type of reporting person (see instructions) IN

(1)  Includes 29,900 shares underlying vested stock options.

(2)  Based on 3,728,601 shares of Voting Common Stock of Midwest Holdings Inc. (the “Issuer”) outstanding as disclosed in the Agreement and Plan of Merger, dated as of April 30, 2023, by and among Midas Parent, LP (“Parent”), Midas Merger Acquisition Sub, Inc. (“Merger Sub”), and the Issuer (the “Merger Agreement”) attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 1, 2023.

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SCHEDULE 13D

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). As specifically set forth herein, this Amendment No. 1 amends the Reporting Person’s initial filing on Schedule 13D as filed with the Securities and Exchange Commission on January 5, 2021 as specifically set forth herein (the “Initial Schedule 13D”). Except as otherwise specified in this Amendment No. 1, all previous Items are unchanged. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Initial Schedule 13D.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(b) and (c) of Item 2 are hereby amended to indicate that the address of the principal place of business for Michael W. Minnich (the “Reporting Person”) is 2900 South 70th Street, Suite 400, Lincoln, Nebraska 68506.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The disclosure in Item 4 is incorporated herein by reference.

ITEM 4. PURPOSE OF THE TRANSACTION

The last line of Item 4 of the Initial Schedule 13D is hereby amended to read in its entirety as follows:

The Reporting Person is the President and Chief Investment Officer of the Issuer and a member of its Board of Directors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)            The Reporting Person directly and indirectly beneficially owns 530,785 shares of Voting Common Stock. Of that amount, (i) 11,669 shares of Common Stock are directly owned by the Reporting Person, (ii) 413,176 of the shares are indirectly owned by the Reporting Person through Rendezvous and (iii) the Reporting Person indirectly holds shared voting rights with respect to 76,040 shares of Voting Common Stock subject to a proxy which is described in Item 6 below. In addition, the Reporting Person holds employee stock options to purchase up to 74,751 shares of Voting Common Stock at $41.25 per share pursuant to the Issuer’s 2020 Long-Term Incentive plan. The options vest in equal installments 60 days after each of the first five anniversaries of the date of grant (11/16/2020), subject to accelerated vesting under certain circumstances. 29,900 vested shares of Voting Common Stock underlying the stock options are included in the Reporting Person’s beneficial ownership in this Schedule 13D, while the remaining 44,851 option shares are not included in the Reporting Person’s beneficial ownership in this Schedule 13D because they are not exercisable within 60 days of the date of this report.

The 530,785 shares of Voting Common Stock beneficially owned by the Reporting Person represents approximately 14.2% of the outstanding Voting Common Stock based on 3,728,601 shares of Voting Common Stock of the Issuer outstanding as disclosed Merger Agreement attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 1, 2023.

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(b)            The Reporting Person has the sole power to vote and dispose of the 454,745 shares of Voting Common Stock he beneficially owns. The Reporting Person indirectly holds shared voting power over 76,040 shares of Voting Common Stock (defined as the Proxy Shares and described in Item 6 of the Initial Schedule 13D).

(c)            The Reporting Person has not effected any transactions in shares of Voting Common Stock of the Issuer during the sixty days preceding the date of this amended Schedule 13D.

(d)            Not applicable.

(e)            Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to indicate that the Reporting Person is the Issuer’s President and Chief Investment Officer and a member of the Issuer’s Board of Directors and to include the following:

Voting Agreement

On April 30, 2023, the Issuer, Parent, and Merger Sub entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into the Issuer and whereupon Merger Sub will cease to exist and the Issuer will be the surviving corporation in the Merger and will continue as a wholly-owned subsidiary of Parent (the “Merger”).

In connection with the execution of the Merger Agreement, on April 30, 2023, the Reporting Person and Rendezvous entered into a voting agreement with Parent (the “Voting Agreement”), pursuant to which the Reporting Person and Rendezvous agreed to vote the shares of Voting Common Stock beneficially owned by them, excluding the Proxy Shares, in favor of the approval and adoption of the Merger, the Merger Agreement or any related action reasonably required in furtherance thereof, and against any acquisition proposal or any action that would reasonably be expected to prevent, materially delay or materially impair the consummation of the Merger or the transactions contemplated thereby. Additionally, pursuant to the Voting Agreement, the Reporting Person agreed to (a) waive any and all of his rights with respect to the Stockholders Agreement, and (b) consented to the termination of the Stockholders Agreement, in each case effective and contingent upon the closing of the Merger.

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed as Exhibit 99.1.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

99.1	Voting Agreement, dated as of April 30, 2023, by and among the Reporting Person, Rendezvous, and Parent.

[Signature Page Follows]

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICHAEL W. MINNICH

Date:	May 3, 2023	/s/ Michael W. Minnich

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